INVEST IN **OSENA SPIKED COCONUT WATER**

Spiked coconut water brand advancing the better-for-you alcohol movement



The ISLANDS
SPIKED COCONUT WATER
Collection
OSENA

drinkosena.com New York Food & Beverage

LEAD INVESTOR

Trevor Erickson Lead Investor

I invested in Osena because I believe in the founders, the market, and the product.

The Founders: I've known Vicente well for many years. He's very bright, hard working and has incredibly high standards. Each time you sip an Osena, you'll see these high standards shine through. Both Chris and Vicente have experience working for some of the top consumer brands including Johnson and Johnson and AB InBev. Chris brings a wealth of marketing experience and distribution connections. Distribution is the name of the game in beverage, and Chris raises the probability of securing that competitive advantage relative to other consumer product startups.

The Market: The better for you alcohol market will only grow in popularity. The incredible success of products like White Claw, Truly, High Noon, and many others is just the beginning. Exposure matters - once people try Osena, it will be one of their go-to beverages.

The Product: Most importantly, Osena is delicious. Every flavor in the Osena variety pack is better than the best flavors of top seltzer brands. On top of that, I have yet to have a hangover after drinking Osena because of the naturally occurring electrolytes in the coconut water. This is truly a godsend for someone who is now older than 30 and gets 2 day hangovers. I only wish the product existed when I was younger. The reception to Osena among friends and strangers I've introduced the product to has been great. Whether drinking with friends or offering it to strangers in the Florida Keys, everyone has really enjoyed it and rarely only drinks one. I drink it myself and offer Osena every chance I get. I am convinced that once Osena gets broader exposure, millions of people will love it.

Invested $50,000 this round

Highlights

1. Product market fit demonstrated by $250K revenue in 650 stores in a 4-month pilot
2. Chain distribution in Wegmans, Total Wine, Shoprite, Spirits Unlimited, ACME, & Wine Outlet
3. Created a distribution network using the same distributors as Anheuser-Busch & Molson Coors
4. Founders are Penn Wharton business school graduates with experience at Anheuser-Busch and J&J
5. Manufacturing agreement with a leading copacker with scaling capabilities

Our Team



Vicente Surraco Founder, Product & Operations

Formerly of AB InBev, worked in disruptive ventures group focused on launching new beverage brands.

Vicente was in the disruptive innovation group at Anheuser Busch when he felt that there was too much focus on spiked seltzer and not enough on what could further better-for-you alcohol. Coconut water seemed like the perfect mix with alcohol given its hydrating electrolytes.



Chris Allen Founder, Marketing & Sales

Formerly of Faherty Brand, mapped out retail expansion strategy and drove expansion with national retailers. Deep network in alcohol distribution.

Pitch

Alcohol's Better-For-You Revolution Continues

We're in a special moment in better-for-you alcohol. Spiked seltzer, a $16 billion category that is barely 6 years old, has trained consumers to look for that all-important 100 caloric low sugar label. However, there is more to health than low calories and sugar, and consumers have started moving in droves towards higher quality options and new innovations.



ALCOHOL'S BETTER-FOR-YOU REVOLUTION CONTINUES
Consumers continue to look for more natural, healthier, and better-tasting options in alcohol - spiked coconut water is the natural evolution of the better-for-you trend.
1
While seltzers offered an alternative to high-calorie/ABV offerings, the flavor quality was lacking.
2
RTDs improved flavor but did not improve wellness.
3
Consumers will seek the benefits of functionality, especially spiked coconut water's hydration from naturally occurring electrolytes.
TRULY
WHITE CLAW
BUD LIGHT SELTZER
HIGH NOON
CANTEEN
VODKA MULE
OSENA

Our Mission

We founded Osena because we wanted to push the envelope of what a better-for-you cocktail could achieve. Coconut water, deliciously refreshing and packed with electrolytes, is the natural antidote to a hangover, so spiked coconut water sounded like a wonderful idea. Then we took it a step further: we fermented the coconut water to remove all of the sugar, and achieved what many people thought was impossible: a 100 calorie, zero sugar spiked coconut water. In other words, the best possible label with the best possible mixer. (By the way, it tastes amazing.)

We view Osena as the apex of better-for-you alcohol.


INTRODUCING OSENA
Osena is the apex of better-for-you alcohol - a spiked coconut water for the consumer looking to sacrifice neither taste nor health.
The ISLANDS
SPIKED COCONUT WATER
Collection
OSENA
FORMULATION
100 calories, zero sugar, 5% ABV, natural ingredients, made with real coconut water
TASTE
RTD (or better) quality taste in popular and trending tropical flavors
BRAND
Vibrant colors and charming monkey mascots in highly premium packaging
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OSENA

Our Traction

Distribution is our advantage: securing even one distributor is very difficult in alcohol. Our team has deep connections in alcohol distribution that have allowed us to open several states and secure hundreds of points of distribution months before we had a product in hand. We've seen a huge market response from retailers and our iconic Islands Collection variety pack has quickly entered hundreds of stores and several major chains.


TRACTION – PRODUCT
The Islands Collection is off to a fast start, building on 2021 pilot strength.
HUGE MARKET RESPONSE
Retailers responded with 70+ variety pack stocks in one state within a week, and our network of 13 distributors grows our retail footprint by the day.
STRONG SELL-THROUGH
2 Case/Week rate of sale in all key accounts, 5+ Case/Week in core accounts in our first week, prior to any marketing spend.
BUILD FROM STRENGTH
Our 2021 four-pack pilot validated product-market fit with 650 doors of distribution across 4 states, $250K in sales, and glowing consumer feedback.
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CURRENT CHAIN ACCOUNTS
Wegmans
Spirits
ShopRite
BUY RITE
ACME
Total Wine
NEAR-TERM TARGETS
Kroger
Walmart
ABC
Publix
OSENA

Team

We've assembled a team of veteran brand builders: members of our team have worked at Anheuser-Busch, Truly, and Constellation. We know what it takes to grow small brands to national success.


MEET THE FOUNDERS
Our founding team combines unique distribution connections and beverage know-how.
FOUNDER, PRODUCT & OPERATIONS
Vicente Surraco
Formerly of AB InBev, worked in disruptive ventures group focused on launching new beverage brands.
Laser-focused on quality, profitability, and scaling.
CAREER
ABInBev
SIG SUSQUEHANNA
EDUCATION
Wharton
COLUMBIA
FOUNDER, MARKETING & SALES
Chris Allen
Formerly of Faherty Brand, mapped out retail expansion strategy and drove expansion with national retailers.
Deep connections in alcohol distribution.
CAREER
Johnson & Johnson
FAHERTY
EDUCATION
UNIVERSITY OF NOTRE DAME
Wharton
16
OSENA


OSENA
TEAM EXPANSION
Osena is rounding out its team with industry professionals with decades of experience.
ADVISOR, MARKETING
Liz Einhorn
EXPERIENCE
threee
TRULY
ANGRY ORCHARD
ADVISOR, SALES
Adam Lambert
EXPERIENCE
CRAFT-UNION
Constellation Brands
Dogfish Head
BUSINESS DEVELOPMENT DIRECTOR



Roland Topf
EXPERIENCE
REKORDERLIG CIDER
Red Bull
LO BROS

Use of Funds

The variety pack R&D is complete and the product is launched - the next step is to support the product in market with sales and marketing support. Our retail footprint gives us access to low cost, high ROI marketing tactics that immediately convert to sales. Our average sampling event converts customers at a $5 CAC.



FUNDING ASK & USE OF FUNDS
Osena is looking for funding to accelerate our growth for marketing, sales support, etc.
SALES
In-Store, Incentives, Samplings, Rep Support
R&D
Variety Pack Development
MARKETING
PR, Paid Social, Influencer, Events
32%
8%
60%
18
OSENA

This does not include the 7.5% Wefunder success fee.

Conclusion

Osena Spiked Coconut Water advances the better-for-you alcohol movement and continues to benefit from health & wellness trends and premiumization. Osena has the right product at the right time, with the right team at the helm. Furthermore, alcohol represents 19% of all North American M&A, with 5-15x revenue multiples, which provides a clear opportunity to produce a return for investors (results cannot be guaranteed; there is no promise of any return).



SIGNIFICANT TAILWINDS FOR OSENA
Osena offers attractive deal terms, with the ability to execute in any market conditions.
DEAL TERMS
Attractive investment at low post-money valuation cap.
Co-packer and distribution footprint create low execution risk.
Best-in-class product and growing retail footprint.
FUNDAMENTALS
Alcohol is recession resilient, consumers budget for it.
Distributors betting on Osena to compete with RTDs.
Impressive rate of sale prior to any marketing spend.
M&A ACTIVITY
Alcohol represents 19% of all North America M&A.[1]
5-15x revenue multiples in Alc M&A.[2]
2022 saw a series of spiked functional beverage fundraises (Series B and beyond).
19
OSENA



EXECUTIVE SUMMARY
Osena is the right product at the right time, with the right team at the helm.
OSENA HAS A GREAT TEAM TO CAPTURE THE OPPORTUNITY
Talented founding team with deep connections in alcohol distribution.
Advisors that drove the mass adoption of brands like Truly and Dogfish Head.
Best-in-class contract manufacturer with excellent quality and scaling capabilities.
OSENA IS THE RIGHT PRODUCT FOR THIS MOMENT IN ALCOHOL
Spiked coconut water is the apex of better-for-you alcohol.
Naturally-fermented formulation makes Osena the best-positioned spiked coconut water.
Consumers are responding – Osena has strong retail velocity prior to marketing spend.
OSENA OFFERS STRONG FUNDAMENTALS FOR INVESTMENT
Proven product market fit with an established and growing national distribution process.
Alcohol is a recession-resilient industry, especially in premium products.
Use of funds is skewed toward marketing and sales, productive dollars that go toward promoting a finished product, not purchasing materials or inventory.
Copacker helps to expand distribution nationally without the overhead costs of building a new brewery, storing or transporting product, or sinking capital into raw materials purchases - creates a barrier to entry for other companies.
20
OSENA